SAGE
GROUP

RECEIVED

2005 AUG 24 P 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 August 2005

05010682

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

SUPPL

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of Sage Group Limited / Momentum Group Limited's Results of the Scheme Meeting notice.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

PROCESSED
AUG 2 5 2005
THOMSON FINANCIAL

D.B. GREEN

Received by: ____________________ Date: ________________

U:\EElsmore\SEC USA1.doc

8/24

Sage Centre
10 Fraser Street Johannesburg 2001
Post Office Box 290
Johannesburg 2000

Tel (011) 377 5000
Fax (011) 834 2107
E-mail info@sage.co.za
Website www.sage.co.za

ıning the assault on ler Joseph Kony with President Yow- ;eveni before the flight that his death, Ugan- ry sources said. oria yesterday, a ative of Garang's t, Marial Ben- d an Institute for Studies seminar g helped forge a undation for ich was unlikely one by his death. n Affairs Minis- zana Dlamini- ft for Sudan instead of trav- abon. capacity as head can Union Post- Reconstruction e Dlamini-Zu- xpected to call the country.

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Tehran should be referred to the United Nations for sanctions.

But Iran insists the EU recognise its right to enrich uranium,

vision: "We will restart the plant's activities in the next day or two."

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Reuters

— Thousands of ultranationalists sterday against a out as police de- force to block mpt to march nearby frontier ish settlements evacuated. lemonstration in an Israeli town been a target of n rocket attacks, a final show of before a with- just two weeks t the protesters etrayal of Jewish biblical land. the land is ours," banner amid a ade up almost of religious Jews in orange, the lopted by oppo- the first uproot- raeli settlements nd Palestinians state. ity forces are to acuating 21 set- on August 15 Prime Minister aron's plan to ge" from Gaza. protesters were to march from the Gaza frontier er spending last t of Palestinian nge in another

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sage GROUP

momentum

Sage Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623
("Sage")

Momentum Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1904/002186/06)
("Momentum")

RESULTS OF THE SCHEME MEETING

1. **Introduction**
   Shareholders are advised that at the scheme meeting held on Tuesday, 2 August 2005, scheme members representing 98.50% of the total number of votes exercised by the scheme members present and voting either in person or by proxy approved the scheme of arrangement ("the scheme") proposed by Business Venture Investments No. 976 (Proprietary) Limited ("BVI 976"), a wholly owned subsidiary of Momentum, between Sage and its shareholders (other than the trustees for the time being of the Sage Group Limited Executive Share Trust and the trustees for the time being of the Sage Share Purchase Incentive Trust) ("excluded parties"), in terms of which BVI 976 will acquire all the shares in the issued share capital of Sage, other than those held by the excluded parties, ("scheme shares").

2. **Outstanding conditions precedent**
   Shareholders are reminded that the scheme is still subject to the fulfilment of the following conditions precedent:
   - the acquisition by BVI 976 of the scheme shares being approved by the Registrar of Long-term Insurance;
   - the sanctioning of the scheme by the High Court of South Africa (Witwatersrand Local Division) ("the Court");
   - the Order of the Court sanctioning the scheme being registered by the Registrar of Companies; and
   - the acquisition by BVI 976 of the scheme shares being approved by the Competition Authorities in terms of the Competition Act, No. 89 of 1998,

   by no later than 17:00 on Monday, 31 October 2005.

3. **Further announcement**
   A further announcement regarding the salient dates and times will be made by Thursday, 18 August 2005.

Johannesburg
2 August 2005

Financial advisor to Sage
JPMorgan
JPMorgan Chase Bank
(Registration number 2001/016069/10)

Merchant Bank to Momentum
RAND MERCHANT BANK
A division of FirstRand Bank Limited

Attorneys to Sage
WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Attorneys to Momentum
Hofmeyr
Hofmeyr Herbstein & Gihwala Inc.
Registration number 1997/001523/21

Reporting Accountants
KPMG

Independent Advisor to the Sage board
Grant Thornton
Corporate Finance (Pty) Ltd
(Registration number 2000/002649/07)

Transaction Sponsor to Sage
JPMorgan
J.P. Morgan Equities Limited
(Registration number 1995/011815/06)

INCE